Exhibit 23.3

Independent Auditors' Consent

We consent to the incorporation by reference herein of our report on the related consolidated statements of operations, stockholders' equity, and cash flows of NetLojix Communications, Inc. and subsidiaries for the year ended December 31, 1999, which report appears in the annual report on Form 10-K of NetLojix Communications, Inc. for the fiscal year ended December 31, 2001.

/s/ KPMG LLP

Dallas, Texas
March 25, 2002